SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 1 March 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


               Yes                            No        |X|
                    ---------------               ----------------

EXHIBIT

1.1     Transaction in Own Shares released on 11 February 2004
1.2     Transaction in Own Shares released on 12 February 2004
1.3     Transaction in Own Shares released on 13 February 2004
1.4     Director Shareholding released on 13 February 2004
1.5     Director Shareholding released on 16 February 2004
1.6     Director Shareholding released on 16 February 2004
1.7     Director Shareholding released on 16 February 2004
1.8     Transaction in Own Shares released on 18 February 2004
1.9     Transaction in Own Shares released on 19 February 2004
2.0     Director Declaration released on 19 February 2004
2.1     Transaction in Own Shares released on 20 February 2004
2.2     Transaction in Own Shares released on 23 February 2004
2.3     Holding(s) in Company released on 24 February 2004
2.4     Director Shareholding released on 24 February 2004
2.5     Holding(s) in Company released on 25 February 2004
2.6     Director Shareholding released on 25 February 2004
2.7     Transaction in Own Shares released on 26 February 2004
2.8     Transaction in Own Shares released on 27 February 2004

Exhibit 1.1


BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  11 February 2004


BP p.l.c. announces that on 10 February 2004, it purchased for cancellation 7,700,000 ordinary shares at prices between 413.25 pence and 414.75 pence per share and between 789.33 US cents and 795.00 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 1.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  12 February 2004


BP p.l.c. announces that on 11 February 2004, it purchased for cancellation 10,200,000 ordinary shares at prices between 413.00 pence and 419.00 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 1.3



BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  13 February 2004

BP p.l.c. announces that on 12 February 2004, it purchased for cancellation 7,600,000 ordinary shares at prices between 409.00 pence and 415.25 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 1.4

We were advised today by Computershare Plan Managers that on 10 February 2004 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP4.2675 per share through participation in the BP ShareMatch UK Plan:-

Mr. R.L. Olver                       83 shares

Dr. A.B. Hayward                     83 shares

Mr. J.A. Manzoni                     83 shares

Exhibit 1.5

We were informed today that following awards by the Company's Remuneration Committee under the Long Term Performance Plan and the Executive Directors' Incentive Plan, the following Directors of BP p.l.c. acquired an interest in the numbers of the Company's shares shown opposite his name below on 12 February 2004:-

The Lord Browne of Madingley            352,750 Ordinary Shares
Mr R L Olver                            144,500 Ordinary Shares
Dr D C Allen                             62,518 Ordinary Shares
Dr A B Hayward                           54,825 Ordinary Shares
Mr J A Manzoni                           51,170 Ordinary Shares

The Trustee of the BP Employee Share Ownership Trust purchased 665,763 BP Ordinary shares at GBP4.135 per share on 12 February 2004 to satisfy these awards. Each Director acquired a beneficial interest in the shares shown above when the award took effect.

Following the award taking effect, the BP Share Ownership Trust sold on behalf of the relevant Director the number of shares shown opposite his name below on 12 February 2004 at GBP4.135 per share to meet the Director's tax liability on the award of these shares:-

The Lord Browne of Madingley            144,628 Ordinary Shares
Mr R L Olver                             59,245 Ordinary Shares
Dr D C Allen                             25,632 Ordinary Shares
Dr A B Hayward                           22,478 Ordinary Shares
Mr J A Manzoni                           20,980 Ordinary Shares

Exhibit 1.6

We were informed today that following awards by the Company's Remuneration Committee under the BP 1998 Long Term Performance Plan (Deferral) the following Directors of BP p.l.c. acquired an interest in the numbers of the Company's shares shown opposite his name below on 12 February 2004:-

Dr A B Hayward                                  76,928 Ordinary Shares
Mr J A Manzoni                                  52,531 Ordinary Shares


The Trustee of the BP Employee Share Ownership Trust purchased 129,459 BP Ordinary shares at GBP4.135 per share on 12 February 2004 to satisfy these awards. Each Director acquired a beneficial interest in the shares shown above when the award took effect.

Following the award taking effect, the BP Share Ownership Trust sold on behalf of the relevant Director the number of shares shown opposite his name below on 12 February 2004 at GBP4.135 per share to meet the Director's tax liability on the award of these shares:-

Dr A B Hayward                                  31,541 Ordinary Shares
Mr J A Manzoni                                  21,538 Ordinary Shares

Exhibit 1.7

We were advised today, following an award to Dr B E Grote by the Company's Remuneration Committee on 12 February 2004 under the Executive Directors' Incentive Plan, that the Trustee of the BP Employee Share Ownership Trust purchased 12,956 American Depositary Shares (equivalent to 77,736 Ordinary Shares) on 13 February at $47.9604 per share to satisfy this award.

Exhibit 1.8

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  18th February 2004

BP p.l.c. announces that on 17th February 2004, it purchased for cancellation 6,150,000 ordinary shares at prices between 418.25 pence and 421.25 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 1.9

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  19 February 2004

BP p.l.c. announces that on 18 February 2004, it purchased for cancellation 7,500,000 ordinary shares at prices between 415.75 pence and 417.75 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 2.0

The following notification is made in accordance with paragraph 16.4 of the FSA Listing Rules.

Mr A Burgmans, who was appointed a non-executive director of BP p.lc. on 5 February 2004, disclosed on 18 February 2004 that he has an interest in 10,000 BP Ordinary Shares. In accordance with paragraph 16.3 of the Listing Rules, Mr Burgmans has advised that he is Chairman of Unilever N.V., Vice Chairman of Unilever PLC, a director of United Holdings Limited, a member of the supervisory board of ABN-AMRO Bank NV and the international advisory board of Allianz AG. In accordance with paragraph 6.F.2(b) to (g) of the Listing Rules, he has advised that he has no details to disclose.

Exhibit 2.1

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  20 February 2004

BP p.l.c. announces that on 19 February 2004, it purchased for cancellation 6,300,000 ordinary shares at prices between 413.5 pence and 420.5 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 2.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  23 February 2004

BP p.l.c. announces that on 20 February 2004, it purchased for cancellation 4,984,938 ordinary shares at prices between 418.50 pence and 425.75 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 2.3

LETTER TO:  BP PLC

            20th February 2004

COMPANIES ACT 1985, (AS AMENDED) SECTIONS 198 TO 210A DISCLOSURE OF INTEREST IN SHARES

In accordance with the above provisions we hereby give you notice that the Co-operative Insurance Society Limited holds, as beneficial owner, 1,449,649 BP PLC 8% cum 1st Prf GBP1 shares at the close of business on 20th February 2004 this being equal to 20.04% of the relevant issued share capital of 7,232,838. The decrease in our percentage holding is as a result of the following transaction:

Date              Transaction type            Number of 8% cum prf shares

20/02/04                Stock Loan                                100,889

Co-operative Insurance Society Limited holds the shares as beneficial owner. The notification given in this letter arises by virtue of approved stock lending activity undertaken by Co-operative Insurance Society Limited.

You note also that Co-operative Insurance Society Limited has, under the terms of its stock lending agreement, the right to call for delivery to it of shares of an identical type, nominal value, description and amount to the securities lent. By virtue of section 208(5) of the Companies Act 1985, such right is deemed to be a notifiable interest in such securities.

From:  P M Pearson
       Reporting & Systems Manager
       Investment Accounts Department
       Co-operative Insurance

Exhibit 2.4

We were advised today by HSBC Trust Company (UK) Limited that Mr R L Olver, a director of BP p.l.c., acquired 2 Ordinary Shares in BP p.l.c. at GBP4.1895 per share on 17 February 2004 through reinvestment of dividends on shares held by him in ISA plans.

Exhibit 2.5

LETTER TO:  BP PLC

            23rd February 2004

COMPANIES ACT 1985, (AS AMENDED) SECTIONS 198 TO 210A
DISCLOSURE OF INTEREST IN SHARES

In accordance with the above provisions we hereby give you notice that the Co-operative Insurance Society Limited holds, as beneficial owner, 1,550,538 BP PLC 8% cum 1st Prf GBP1 shares at the close of business on 23rd February 2004 this being equal to 21.44% of the relevant issued share capital of 7,232,838. The decrease in our percentage holding is as a result of the following transaction:

Date                           Transaction type      Number of 8% cum prf shares

23/02/04                       Stock Loan Return                         100,889

Co-operative Insurance Society Limited holds the shares as beneficial owner. The notification given in this letter arises by virtue of approved stock lending activity undertaken by Co-operative Insurance Society Limited.

You note also that Co-operative Insurance Society Limited has, under the terms of its stock lending agreement, the right to call for delivery to it of shares of an identical type, nominal value, description and amount to the securities lent. By virtue of section 208(5) of the Companies Act 1985, such right is deemed to be a notifiable interest in such securities.

From:  Reporting & Systems Manager
       Investment Accounts Department
       Co-operative Insurance

Exhibit 2.6

Following an award by the Company's Remuneration Committee under the Executive Directors' Incentive Plan, the following Directors of BP p.l.c. were granted options over the shares detailed below on 25 February 2004, the options being exercisable between 25 February 2005 and 25 February 2011:-

The Lord Browne of Madingley     1,500,000 Ordinary Shares at GBP4.22 per share
Mr R L Olver                       400,000 Ordinary Shares at GBP4.22 per share
Dr D C Allen                       275,000 Ordinary Shares at GBP4.22 per share
Dr A B Hayward                     275,000 Ordinary Shares at GBP4.22 per share
Mr J A Manzoni                     275,000 Ordinary Shares at GBP4.22 per share
Dr B E Grote                        58,333 ADSs at $48.53 per ADS

Exhibit 2.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 February 2004

BP p.l.c. announces that on 25 February 2004, it purchased for cancellation 6,250,000 ordinary shares at prices between 421.75 pence and 424.25 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 2.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 February 2004

BP p.l.c. announces that on 26 February 2004, it purchased for cancellation 6,200,000 ordinary shares at prices between 428.00 pence and 433.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 1 March 2004                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary